Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement for 4G/5G Infrastructure

Agreement Provides for Sale and Promotion of Private Communications Solutions in Ecuador

Tel Aviv, Israel, March 09, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven company expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a channel partner agreement (the “Agreement”) with TDCOMM Ltd. (“TDCOMM”) , a provider of next-generation private LTE and 5G wireless network solutions.

Under the terms of the Agreement, KeepZone has been appointed as a distributor for TDCOMM’s private wireless network solutions in Ecuador,  with the ability to expand into additional territories on a case-by-case basis upon mutual agreement of the parties.

The collaboration aims to support the growing need in Ecuador for secure communications infrastructure capable of connecting cameras, sensors, and critical operational systems across government campuses, defense installations, and essential infrastructure facilities.

TDCOMM provides a software-defined platform and turnkey wireless infrastructure enabling organizations to deploy secure, private 4G and 5G communications networks designed for mission-critical environments. These networks allow government agencies, defense forces, and infrastructure operators to establish independent communications systems capable of operating even when public telecom networks are unavailable, congested, or compromised.

Private LTE and 5G infrastructure enables organizations to deploy secure campus-scale communications networks, connecting surveillance cameras, monitoring sensors, command systems, and other connected devices that form the backbone of modern situational awareness platforms.

Key deployment environments include:

●	Government and defense campuses

●	Ports and maritime infrastructure

●	Oil and gas facilities

●	Mining and natural resource operations

●	Border security sites

●	Transportation hubs and airports

●	Large industrial and logistics facilities

In addition to fixed installations, TDCOMM’s technology also supports mobile and off-grid deployments, including vehicle-mounted or rapidly deployable systems capable of creating temporary secure communications “network bubbles.” These mobile networks can provide connectivity in remote regions of Ecuador such as Amazonian operational areas, mining sites, or disaster response zones.

These networks support high-bandwidth operational data including:

●	Video streams from surveillance cameras and drones

●	Telemetry from distributed sensors and monitoring devices

●	Command-and-control communications

●	Emergency response coordination data

●	Operational data from connected infrastructure and Internet of Things (“IoT”) systems

By enabling connectivity between sensors, cameras, and command centers, TDCOMM’s technology aims to support improved situational awareness and operational coordination for public safety agencies, defense organizations and critical infrastructure operators.

The Agreement expands KeepZone’s growing portfolio of homeland security technologies, diversifying its existing AI-enabled solutions for threat detection, counter-drone systems, RF spectrum intelligence, and cybersecurity.

Executive Quote

“Governments and infrastructure operators increasingly require secure communications systems capable of supporting modern sensor networks and operational technologies. We believe our collaboration with TDCOMM allows us to bring TDCOMM’s advanced private 4G and 5G communications infrastructure to Ecuador, helping organizations ensure reliable connectivity between cameras, sensors, and command systems — even in challenging or remote environments.”

— Alon Dayan, Chief Executive Officer of KeepZone.

Through this collaboration, KeepZone and TDCOMM aim to support government, defense, and critical infrastructure operators in Ecuador seeking to strengthen communications resilience and operational awareness across complex and geographically distributed environments.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company expanding into the homeland security sector through its wholly-owned subsidiary KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025.  Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for governments and critical infrastructure operators worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, the potential distribution of TDCOMM’s private wireless network solutions in Ecuador and other future territories, the expected demand for resilient and secure private 4G and 5G communications infrastructure among government, defense, and critical infrastructure operators, potential customer engagements in Ecuador, and the Company’s strategy to expand into the global homeland security market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

Adi and Michal PR-IR

Investor Relations, Israel

michal@efraty.com

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